SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION


     Filed by a registered holding company or subsidiary thereof pursuant to Rule 20(d) adopted under the Public Utility Holding Company Act of 1935


     Certificate is filed by Fitchburg Gas and Electric Light Company


     This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.


1.   Type of security or securities.

          7.37% Notes due January 15, 2029

2.   Issue, renewal or guaranty.

          Issue (private placement).

3.   Principal amount of each security.

          See attached Exhibit A.

4.   Rate of interest per annum on each security.

          7.37%.

5.   Date of issue, renewal or guaranty of each security.

          January 26, 1999.

6.   If renewal of security, give date of original issue.

          Not applicable.

7.   Date of maturity of each security.

          January 15, 2029.

8.   Name of persons to whom each security was issued, renewed or guaranteed.

          See attached Exhibit A.

9.   Collateral given with each security, if any.

          None.

10.  Consideration received for each security.

          See attached Exhibit A.

11.  Application of proceeds of each security.

          The proceeds from the sale of each security, consistent with the requirements of the Order of the Massachusetts Department of Telecommunications and Energy dated December 24, 1998, will be applied to reduce the Company's outstanding short- term indebtedness incurred for additions, extensions and betterments to its utility plant, property and equipment and/or for future capital expenditures.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section 6(b).
                                                                          ---
     b.   the provisions contained in the fourth sentence of Section 6(b).
                                                                           ---
     c. the provisions contained in any rule of the Commission other than Rule 48. X
                   ---

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(a), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

          Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

          Rule 52.


                                          FITCHBURG GAS AND ELECTRIC LIGHT
                                          COMPANY


                                          By: /s/ Mark H. Collin
                                              ----------------------------
                                              Mark H. Collin
                                              Treasurer


Dated:  January 29, 1999


                                                                       EXHIBIT A


                          RELEVANT TERMS CONCERNING THE
                  SECURITIES (7.37% Notes due January 15, 2029)
                  ---------------------------------------------

                     Name of Person                              Consideration
Designation of        to whom each        Principal Amount       Received for
    each               7.37% Note             of each             each 7.37%
7.37% Note             was Issued            7.37% Note              Note
--------------       --------------       ----------------       -------------

    R-1              CIG & Co. as            $9,000,000           $9,000,000
                     nominee for
                     Connecticut General
                     Life Insurance
                     Company

    R-2              American United         $3,000,000           $3,000,000
                     Life Insurance
                     Company